April 5, 2022

Sonny Oh, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

    On behalf of RiverSource Variable Account 10

Post-Effective Amendment #7 on Form N-4

File Nos. 333-230376/811-07355

RiverSource RAVA 5 Advantage Variable Annuity

(Offered for contract applications signed on or after April 29, 2019)

Dear Mr. Oh:

This letter, which we have filed as Correspondence, responds to the comments we received on March 23, 2022, with regard to the above-referenced Registration Statement which we filed on or about Sept. 3, 2021. Along with this letter, we are filing a revised statutory prospectus, initial summary prospectus and statement of additional information, which reflect conforming edits. Comments and responses are outlined below.

PROSPECTUS

Prospectus Cover Page

COMMENT: Please copy the statement that the contract offers seven-year and ten-year surrender charge schedules to the cover page of the ISP as well.

RESPONSE: The cover page of the ISP is revised accordingly.

Key Information Table

A. Fees and Expenses - Ongoing Fees and Expenses

a.	COMMENT: Under the Base Contract, add that base contract charges vary by surrender charge schedule chosen.

RESPONSE: Revised as requested.

b.	COMMENT: In the footnote (1), capitalize the term “variable account” since it is a defined term. Also, do a global search and make sure that this term is capitalized when mentioned.

RESPONSE: Revised as requested.

c.	COMMENT: Revise footnote (3) to be more specific which basis applies to minimum and which applies to the maximum.

RESPONSE: The following statement is added:

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The Minimum is a percentage of average daily contract value in the Variable Account. The Maximum is a percentage of the greater of Contract Value or Benefit Base.

d.	COMMENT: In the table showing the highest cost, revise the third bullet and refer to the contract features instead of contract classes and capitalize the term “fund”.

RESPONSE: The third bullet is revised to read:

Lowest Annual Cost:

•	Least expensive combination of contract features and Fund fees and expenses

Highest Annual Cost:

•	Most expensive combination of contract features, optional benefits and Fund fees and expenses.

C. Fees and Expenses – Risks Associated with Investment Options

COMMENT: The term “fixed account” should be capitalized here and throughout the prospectus.

RESPONSE: Revised as requested.

D. Fees and Expenses – Investment Professional Compensation

COMMENT: In the second sentence, delete the word “additional”.

RESPONSE: Revised as requested.

Overview of the Contract

COMMENT: In the Tax Treatment bulletin and throughout the prospectus, capitalize the term “subaccount.”

RESPONSE: Revised as requested.

Fee Table and Example

COMMENT: In the first paragraph, the term used is “Contract Data” page and in the Key Information Table, you refer to the “Contract Information Table”. Please be consistent with this terminology.

RESPONSE: The term in the KIT is revised to read “Contract Data page”.

COMMENT: Confirm that the footnote (1) is smaller font size.

RESPONSE: Confirmed.

COMMENT: Revise the Base Contract Expenses to list only base contracts and fees.

RESPONSE: Revised as requested.

COMMENT: Revise Optional Death Benefits to show only additional expenses for each benefit without the M&E fees.

RESPONSE: Revised as requested.

COMMENT: The footnotes included in the statutory prospectus should also be included in the ISP, as applicable.

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RESPONSE: All applicable footnotes will be included in the ISP.

COMMENT: In the Examples, make sure that you include only examples applicable for this contract.

RESPONSE: Confirmed.

The Variable Account and the Funds

COMMENT: Please disclose the name and address of the Depositor (Item 6 (a).

RESPONSE: Depositor’s name and address is disclosed in the Issuer section of the prospectus.

The Guarantee Period Accounts (GPAs)/Market Value Adjustment (MVA)

COMMENT: It looks like the sentence in the 6th paragraph regarding state variation is duplicative. Please delete.

RESPONSE: Revised as requested.

Charges

A. Annual Contract Expenses – Contract Administrative Charge

COMMENT: Delete first sentence in the footnote with*.

RESPONSE: Revised as requested.

B. Optional Benefit Charges – Optional Living Benefit Charges – SecureSource Series Rider Charge

COMMENT: The fees reflected in this section should be the current fees. The maximum fees can be added.

RESPONSE: We show the maximum fees only, because the current fees are shown in the rate sheet supplement, as noted in the second sentence of the first paragraph:

The current annual rider fees applicable to the contract issued while this prospectus is in effect are shown in the Rate Sheet Prospectus Supplement.

Benefits Available Under the Contract

COMMENT: Under the “Income Guide”, description of the benefit should be a summary of the narrative description.

RESPONSE: Revised to read:

Provides reporting and monitoring of withdrawals you take from your annuity.

COMMENT: It looks like some of the optional benefits have been inadvertently removed from the table. Please add back.

RESPONSE: Complied.

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The Annuity Payout Period

COMMENT: Disclose the effect of frequency on the level of payment, per Form N-4, Item 9(c).

RESPONSE: The following statement is added (underlined) :

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting on the annuitization start date. You select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. Currently, we make annuity payments on a monthly, quarterly, semi-annually and annual basis. Assuming the initial payment is on the same date, more frequent payments will generally result in higher total payments over the year. As discussed below, certain annuity payout options have a “guaranteed period,” during which payments are guaranteed to continue. Longer guaranteed periods will generally result in lower monthly annuity payment amounts. We do not deduct surrender charges upon annuitization but surrender charges may be applied when electing to exercise liquidity features we may make available under certain fixed annuity payout options.

Appendix A: Funds Available Under the Contract

COMMENT: Please confirm that the footnote reflecting any expense reimbursements or fee waiver arrangements will be provided, per Form N-4, Item 17, Instructions (4.)

RESPONSE: Confirmed.

Appendix M: Prospectus Rate Sheet Supplements

COMMENT: Supplementally explain how Prospectus Rate Sheet Supplement will be included and delivered with the ISP.

RESPONSE: Our rate sheet supplement plan is under consideration at this time.

Back Page

COMMENT: The incorporation of the SAI by reference should be hyperlinked to the SAI.

RESPONSE: We confirm that the SAI will be hyperlinked to the incorporation by reference statement.

COMMENT: Confirm that the EGAR Contract ID is in a smaller footnote size that the rest of disclosure.

RESPONSE: Confirmed.

ISP

COMMENT: Make sure that disclosure changes noted for the registration statement should be reflected in the related Initial Summary Prospectus and Updating Summary Prospectus, as appropriate.

RESPONSE: We will follow this approach.

Cover page

COMMENT: Please add to the cover page that this contract offers seven-year and ten-year surrender charge schedules and make sure that the link for all documents is specific.

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RESPONSE: Revised as requested.

PART C

COMMENT: Please confirm that signature page has Depositor’s and Registrant’s signatures included.

RESPONSE: Confirmed.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood
Assistant General Counsel and
Assistant Secretary

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